SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 29, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES TRANSACTIONS(1)
June 30, 2007 (2)

ITEM	RELATED PARTIES CONTRACT SUBJECT AND CHARACTERISTICS OF THE CONTRACT	RELATION WITH BRASIL TELECOM S.A.	ORIGINAL AMOUNT		MATURITY OR TERM	CONDITIONS FOR CANCELLATION OR MATURITY	BALANCE
			R$ thousand	Date			R$ thousand	Date
01	Non-remunerated guarantee - 2000 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	2,191,644	11/28/2000	12/17/2007		258,816	06/30/2007
02	Remunerated guarantee - 2002 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	325,470	10/15/2002	12/17/2007		20,764 (0.12% p.a.)	06/30/2007
03	Remunerated guarantee - FCO Loan	Controlling Company (Brasil Telecom Participações S.A.)	20,000	03/12/2003	02/01/2008		2,942 (0.12% p.a.)	06/30/2007
04	Remunerated guarantee - FCO Loan	Controlling Company (Brasil Telecom Participações S.A.)	30,000	04/19/2006	04/01/2008		29,000 (0.12% p.a)	06/30/2007
05	Non-remunerated guarantee - Resolution 63	Controlling Company (Brasil Telecom Participações S.A.)	100,055	01/31/2000	04/01/2011		32,711 (0.5% p.s.)	06/30/2007
06	Remunerated guarantee - 2004 BNDES Loans	Controlling Company (Brasil Telecom Participações S.A.)	1,245,462	08/26/2004	04/15/2011		917,993 (0.42% p.a.)	06/30/2007
07	Pledge Agreement	Controlling Company (Brasil Telecom Participações S.A.)	97,457(3) (0.12% p.a.)	03/30/2007	12/31/2007		97,457	06/30/2007
08	Remunerated guarantee Public Debenture (3rd Public Issuance)	Controlling Company (Brasil Telecom Participações S.A.)	1,080,000	06/01/2006	06/01/2013		1,089,622 (0.42% p.a.)	06/30/2007
09	Non-remunerated guarantee - 2006 BNDES Loan	Controlling Company (Brasil Telecom Participações S.A.)	800,000	11/21/2006	05/15/2014		812,672 (0.12 p.a.)	06/30/2007

(1) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company's Shareholders Equity, whichever is higher.
(2) Non-audited data
(3) This is the amount for guarantee limit. Therefore, Brasil Telecom Participações S.A. is remunerated by Brasil Telecom S.A. in the amount of R$117,000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.